United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of February 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release

Signature Page

US GAAP

OVERCOMING CHALLENGES

BM&F BOVESPA: VALE3, VALE5	Performance of Vale in 2009
NYSE: VALE, VALE.P
EURONEXT PARIS: VALE3, VALE5 LATIBEX: XVALO, XVALP	Rio de Janeiro, February 10, 2010 — Vale S.A. (Vale) is reporting a solid operational and financial performance in 2009. It was a year of significant challenges brought by the great recession that caused one of the few episodes of global GDP contraction over the last 140 years of modern economic history.

As a producer of minerals and metals, we have as end consumers of our products primarily the manufacturing and construction industries, two of the most cyclical components of economic activity and thus most severely affected by recessions. In addition, being the only truly global supplier of iron ore, the large fall in capacity utilization of steel mills in the Americas and Europe produced a shock in our sales performance.

If, on the one hand, severe economic downturns usually cause serious negative effects on financial and operational performance, on the other hand they create extraordinary opportunities for companies that embrace change and structural transformation.

Vale has leveraged its competitive advantages — low-cost world-class assets, a healthy balance sheet, a large pool of liquidity, discipline in capital allocation, a highly skilled and motivated labor force and entrepreneurship spirit — to launch several initiatives to make it stronger in the future, seeking to reduce costs on a permanent basis and raise efficiency. No investment project was cancelled, new growth options were identified and our growth potential was enhanced.

Despite the weaker performance compared to previous years, our response to the recessionary environment was very important for heightening our capacity to create sustainable shareholder value.

The main highlights of Vale’s performance in 2009 were:

www.vale.com
rio@vale.com	• Operating revenue of US$6.5 billion in 4Q09, totaling US$23.9 billion in 2009
Investor Relations
Departament	• Operational profit, as measured by adjusted EBIT(a) (earnings before interest and taxes) of US$1.1 billion in 4Q09 and US$6.1 billion in 2009.
Roberto Castello Branco
Viktor Moszkowicz Patricia Calazans	• Operational margin in 2009, as measured by adjusted EBIT margin, of 26.0%. In 4Q09, adjusted EBIT margin of 17.4%.
Samantha Pons
Theo Penedo Tel: (5521) 3814-4540	• Cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization), of US$9.2 billion in 2009. Adjusted EBITDA achieved US$2.1 billion in 4Q09.

• Organic growth and maintenance capex reached US$9.0 billion in 2009.

• Investment of US$796 million in corporate social responsibility in 2009, of which US$580 million was allocated to environmental protection and conservation and US$216 million to social projects.

• Total dividend distribution of US$2.75 billion in 2009.

• Strong financial position, supported by large cash holdings of US$11.0 billion, availability of significant medium and long-term credit lines and a low-risk debt portfolio.
4Q09

US GAAP
Table 1 — SELECTED FINANCIAL INDICATORS

US$ million	2005	2006	2007	2008	2009
Operating revenues	13,405	20,363	33,115	38,509	23,939
Adjusted EBIT	5,432	7,637	13,194	15,698	6,057
Adjusted EBIT margin (%)	42.5	38.9	40.9	41.9	26.0
Adjusted EBITDA	6,540	9,150	15,774	19,018	9,165
Net earnings	4,841	6,528	11,825	13,218	5,349
Earnings per share fully diluted basis(US$)	2.10	2.69	2.42	2.61	1.00
Total debt/ adjusted LTM EBITDA (x)	0.8	2.0	1.1	1.0	2.5
Capex (excluding acquisitions)	4,198	4,824	7,625	10,191	9,013
Table 1 — SELECTED FINANCIAL INDICATORS

US$ million	4Q08	3Q09	4Q09
Operating revenues	7,442	6,893	6,541
Adjusted EBIT	2,013	2,293	1,103
Adjusted EBIT margin (%)	27.7	34.2	17.4
Adjusted EBITDA	2,697	3,014	2,145
Net earnings	1,367	1,677	1,519
Earnings per share fully diluted basis (US$)	0.26	0.31	0.28
Total debt/ adjusted LTM EBITDA (x)	1.0	2.2	2.5
Capex (excluding acquisitions)	3,466	2,170	3,049
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway AS, Urucum Mineração S.A., Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International and Vale Overseas.
IFRS — RECONCILIATION WITH USGAAP
The financial results presented in this press release were prepared in accordance with USGAAP, which differ in certain respects from the general accounting practices adopted in Brazil (BRGAAP) which are the basis for our statutory financial statements.
Since December 2007, significant modifications have been made to BRGAAP as part of a convergence project with the International Financial Reporting Standards (IFRS). Starting with the 2010 full year financial statements, the convergence will be completed and the IFRS will be the accounting standards in Brazil.
During 2010 in order to provide a better understanding of the applicable differences between the IFRS and USGAAP in our financial performance, we will show a reconciliation of our results under USGAAP and IFRS beginning with the disclosure of the 1Q10 results.
4Q09

US GAAP	4Q09
INDEX

OVERCOMING CHALLENGES	1

Table 1 — SELECTED FINANCIAL INDICATORS	2

BUSINESS OUTLOOK	4

REVENUES	7

Table 2 — GROSS REVENUE BY PRODUCT	8

Table 3 — GROSS REVENUE BY DESTINATION	8

COSTS	9

Table 4 — COST OF GOODS SOLD	11

OPERATING PROFIT	11

NET EARNINGS	11

CASH GENERATION	12

Table 5 — ADJUSTED EBITDA BY BUSINESS AREA	13

Table 6 — QUARTERLY ADJUSTED EBITDA	13

DEBT INDICATORS	13

Table 7 — DEBT INDICATORS	14

INVESTMENTS	14

Table 8 — TOTAL INVESTMENT BY CATEGORY	15

Table 9 — TOTAL INVESTMENT BY BUSINESS AREA	16

PERFORMANCE OF THE BUSINESS SEGMENTS	19

Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE	20

Table 11 — NON FERROUS MINERALS BUSINESS PERFORMANCE	23

Table 12 — COAL BUSINESS PERFORMANCE	24

Table 13 — LOGISTICS SERVICES BUSINESS PERFORMANCE	25

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES	25

CONFERENCE CALL AND WEBCAST	25

BOX — ON HEDGE ACCOUNTING	26

ANNEX 1 — FINANCIAL STATEMENTS	27

Table 14 — INCOME STATEMENTS	27

Table 15 — FINANCIAL RESULT	27

Table 16 — EQUITY INCOME BY BUSINESS SEGMENT	27

Table 17 — BALANCE SHEET	28

Table 18 — CASH FLOW	29

ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS	30

Table 19 — VOLUMES SOLD: MINERALS AND METALS	30

Table 20 — AVERAGE SALE PRICE	30

Table 21 — ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT	30

Table 22 — ADJUSTED EBITDA BY BUSINESS SEGMENT	30

ANNEX 3 — RECONCILIATION OF US GAAP AND “NON-GAAP” INFORMATION	31

US GAAP	4Q09
• BUSINESS OUTLOOK
The global economy is returning to synchronous growth, albeit proceeding at different speeds among the various regions. The recovery has been supported by a rebound in confidence, as suggested by the behavior of long-term financial asset prices and the improvement in sentiment shown by consumer confidence surveys.
Emerging economies are driving the recovery, with China, India, other emerging Asian countries and Brazil experiencing high growth rates. Economic activity in the majority of the emerging countries is expected to stay vigorous, largely driven by the expansion of domestic demand. The resurgence of their exports since 3Q09 is adding strength and sustainability to the recovery.
Among developed economies, the US and Australia are the best performers, whereas growth is expected to remain sluggish in Japan and the European Union.
The expansion is gaining momentum and we expect the global economy to grow at an above-trend rate during 2010. As is typical of the early stages of a cyclical recovery, it has relied on the manufacturing industry, which rebounded strongly in 2H09, contributing to boost the demand for minerals and metals. As industrial production growth has had a large influence on emerging economies, in which the consumption intensity of minerals and metals is bigger, it has led to a strong price recovery, stronger than any price recovery from global recessions over at least the last 40 years.
Manufacturing output, the most volatile and cyclical component of GDP, usually starts to recover in response to a slowdown in inventory liquidation. At the same time, it plays an important role in fostering the resumption of economic growth. The surge in manufacturing output contributes to stabilize employment and labor income, as the manufacturing industry, being more sensitive to recessions, usually accounts for a disproportionate share of job losses.
We expect industrial production growth to remain solid for the next quarters, reflecting the interaction of strong final demand and inventory dynamics, and continuing to pressure the demand for minerals and metals. Past experience shows that inventory dynamics is not a short lived phenomenon, lasting as long as one year. Final sales are growing, and although at a slower rate, inventories are still falling, requiring production increases in order to normalize inventory-to-sales ratios. The PMI reports are still unveiling relatively high new orders-to-inventory ratios, a good leading indicator of future industrial production increases.
The JP Morgan global manufacturing PMI, which performs the roles of both coincident and leading indicator of industrial production, rose in January this year to its highest level since July 2004, influenced by hectic manufacturing activity in the US and emerging economies.
Among the several segments of manufacturing, the auto industry was the most negatively affected by the global recession, especially in the US and Europe. Sharp output cutbacks in late 2008 and first half of last year drove the level of production far below the level of sales. Thus, in the context of a rising demand in 2010, we expect automobile production to keep showing a firm growth following the recovery in 2H09. This is an important driving force for the demand for minerals and metals, as the production of cars is metal intensive, being an important consumer of steel — and of course iron ore — as well as copper, aluminum, nickel, zinc, platinum and palladium.
As central banks become more confident on the robustness of the economic expansion, there is a trend towards the normalization of monetary policies around the world, shifting from an expansionary stance to a more accommodative one. These changes tend to cause clusters of temporary higher volatility in financial asset prices but at the moment we see very low risks of a negative material impact on the economic growth path.
On the fiscal policy front, high and rising budget deficits and debt-to-GDP ratios of smaller European countries are adding tension to debt and currency markets, in particular weighing against sovereign debt spreads and the Euro. These fiscal disequilibria had been persistent over the last decade and we see them as part of the current and future slow-growth scenario for Europe.

US GAAP	4Q09
The need for overall fiscal adjustment poses a challenge to global growth over the medium term, given the large increase in real terms of government deficits arising from the global financial crisis and the political constraints to deficit reduction.
The US economy, the largest in the world and the epicenter of the global financial shock, delivered a strong performance in 4Q09. Real GDP growth accelerated to a 5.7% annual rate mostly influenced by the slowdown in inventory consumption. However, it was a broad-based expansion as real final sales increased by 2.2% against 1.5% in 3Q09 and 0.7% in 2Q09, real personal consumption expenditures went up by 2.0%, real residential fixed investment increased 5.7% — business expenditures on equipment and software expanded by 13.3% — and exports of goods and services rose 18.1%.
The outlook for the performance of consumer spending is a key issue for the perspectives of the US economic recovery.
On the one hand, the sharp increase in unemployment, the plunge in equity and housing prices and credit tightness are reasons for pessimistic expectations. On the other hand, the recent performance of consumer spending, rising by 2.4% in the second half of 2009, even in the face of job losses, suggests that the deep fall in the second half of 2008 could have been influenced by the highly negative expectations triggered by the intensification of the financial crisis.
The ongoing partial recovery in asset prices has been contributing to soften wealth losses, while steady increases in corporate earnings and soaring labor productivity are laying the ground for employment gains and the stabilization of the unemployment rate in the following months, leading to a rise in labor income. These developments jointly with the improvement in consumer confidence raise the prospects for a steady performance of US consumer expenditures in 2010.
In Japan and the Euro zone the rebound in exports and industrial production was not sufficient to produce a spillover into domestic demand as consumer spending remains weak.
Brazil’s GDP is growing above-trend, driven by the higher commodity prices, the resumption of large FDI and portfolio investment flows, and fiscal and credit expansion. Given the rapid pace of growth, the output gap is narrowing and it is likely that the Central Bank of Brazil will change its monetary policy stance in the near future, raising interest rates.
The last batch of data from China shows the continuity of a fast economic expansion, with real GDP rising at a 10.0% annual rate in 4Q09 and at 8.7% in 2009 as against 2008 primarily driven by the strong domestic investment demand growth. The strength of the recovery and concerns of inflation led the Chinese government to impose a lower bank loan growth target for 2010 — to 18% from 32% in 2009 — and to raise bank reserve requirement ratios (RRR).
Although we expect further increases in RRR and interest rate hikes during the year, we maintain our expectation of steady and strong growth of the Chinese economy in 2010, supporting a continuous expansion of the demand for minerals and metals, particularly for iron ore.
The tightening measures are meant to prevent an explosion in credit and money supply growth rather than representing a significant change in policy stance towards a restrictive one. A significant part of funds lent last year still remains in deposit accounts and will be spent as infrastructure projects are executed. And an 18% increase still represents a sizable expansion in credit supply.
Public investment growth will level off, but the development of the large infrastructure projects approved and started last year will continue to require a larger consumption of metals. The investment in private housing is likely to stabilize as well, but the continued push for urbanization and the government pledge to increase the supply of low-income housing are expected to support a firm demand for steel.

US GAAP	4Q09
The moderation in investment growth and the global recovery are expected to produce a more balanced overall expansion of the Chinese economy in 2010. Due to the sharp decline of exports caused by the global recession, net exports were a significant drag on growth in 2009, contributing to reduce aggregate demand by an estimated 3.5%. For 2010, we expect the contribution of domestic investment to aggregate demand to soften, being more than offset by the effects of export expansion.
Chinese iron ore imports in 2009 reached an all-time high figure of 627.8 million metric tons, up 41.6% on a year-on-year basis, driven by steel production growth and the increasing reliance on imported iron ore.
In addition to the negative effect of falling iron ore spot prices in 2H08/1Q09 on domestic output, the performance of imports was also influenced in a significant way by the trend towards a growing reliance on imported iron ore. In light of the increasing deterioration in quality of internally produced iron ore and the modernization of the Chinese steel industry, requiring higher quality raw materials, the share of imported iron ore in apparent domestic consumption rose from 15% in 1985 to 25% in 1995, and to 50% in 2005, reaching 72% in 2009.
While Brazil and Australia managed to achieve slight market share gains in the supply of iron ore to China, the Indian share has decreased in 2009. Although the volumes of Indian iron ore shipments to China have been increasing over the last few years, they were not able to follow the rapid growth in Chinese seaborne imports, their share dropping continuously from the peak level of 25.5% in 2005 to 17.4% last year. Given the planned expansion of the Indian carbon steel industry to meet the needs from industrialization and a large investment program in infrastructure, this declining trend highlights the likelihood of a continuous weakening of a major source of iron ore supply to the largest consumer in the world.
We expect Chinese imports to remain at a high level in 2010 primarily due to strength in the final demand for carbon steel. The increase in capacity utilization rates of the steel industry in Japan, Korea, Brazil and Europe, although somewhat below pre-crisis levels, coupled with very large Chinese import volumes, has produced a dramatic change in the global iron ore market from surplus to excess demand and a surge in spot prices.
In 2010, Vale faces a tight situation, as even running its iron ore mines and pellet plants at full capacity we will struggle to satisfy client demand. Our largest projects are scheduled to come on stream from 2012 onwards, with a very small capacity increase in the near term: 10 Mtpy arising from a brownfield expansion at Carajás in 2H10 and nothing scheduled for 2011.
In 4Q09 global stainless steel output dropped at an annual rate of 12%, on a seasonally adjusted basis, due to a destocking process in Asia, although it was 40% higher than in 4Q08, a low cyclical point. As a consequence, 2009 was the third year in a row of decline in global stainless steel production, totaling an accumulated decrease of 11.2% from the 2006 level. The last time we have seen such a sequential drop was in 1991-93, when output accumulated a loss of 1.7%, much smaller than in 2007-09.
Chinese stainless steel production is picking up in 2010, while activity in other major Asian producers, such as Japan, Korea and Taiwan, remains at the same level as 4Q09. In North America and Europe utilization rates are increasing slightly while the scrap market has tightened again with nickel prices reaching 95% of the LME nickel price. Nickel demand for plating is expanding as a consequence of the recovery of the automobile industry. At the same time, there is also demand growth for non-stainless steel applications originating from turbines for power generation, and the electronics and rechargeable batteries industries.
We expect a strong demand for nickel during 2010. In order to exploit the favorable market environment, Vale is partially resuming the Sudbury operations, running the Copper Cliff smelter to feed the production of plating powder and pellets of our Clydach refinery, in Wales. These products, which are traded at a premium to LME prices, are in short supply as a result of the shutdown of our Copper Cliff Nickel Refinery, a major producer, since July last year.
As the global economic recovery is broadening and strengthening, copper consumption is expanding at a brisk pace. In face of the structural limitations to the supply growth of concentrates, there is fundamental support for the persistence of a relatively high price level.

US GAAP	4Q09
China became the world’s largest importer of coal in 2009. Last year its total coal imports reached 104 Mt1 against net exports of 4.6 Mt in 2008.
Given the increasing demand from China and India for thermal coal, the Pacific market has been increasingly tight, with prices hovering around US$100 per metric ton against a still weak Atlantic market.
The market scenario for Chinese coking coal is similar to iron ore. There is robust demand growth derived from a continued steel production increase. On the supply side, coal fields are moving inland while steel mills are increasingly concentrated in coastal areas and requiring high quality coking coal in the face of a decline in the quality of limited coal reserves. As other countries are running steel mills at increasing rates of utilization, the market for coking coal is expected to become tighter in 2010.
We are continuing to build our growth and value creation platform from the exploitation of the multiple availability of organic growth opportunities. This year Vale will invest US$12.9 billion, out of which US$8.6 billion is allocated to finance project development. Simultaneously to the execution of the capex budget, we are negotiating the acquisition of Brazilian fertilizer assets in order to proceed the build-up of a strong asset base, aiming to achieve a global leadership position in a few years’ time.
Fertilizers have a solid demand growth potential, anchored on market fundamentals similar to those underlying the global demand for minerals, metals and energy. We already have an attractive pipeline of projects in South America, North America and Africa for potash and phosphate rock, which beget an advantageous positioning in terms of cost, quality and geography.
Although the world still faces challenges raised by the global financial crisis and the policies employed to deal with its negative effects, we are confident in the expansionary trend of the demand for minerals and metals and see 2010 as a very promising year for our operational and financial performance.
• REVENUES
While in most recent quarters we experienced limitations on the demand side for some of our products, especially iron ore and pellets, this quarter was marked by supply constraints which contributed to a decrease of the top line. Operating revenues totaled US$6.541 billion, falling 5.1% from the level of US$6.893 billion in 3Q09.
Lower sales volumes contributed to reduce revenues by US$469 million, which was only partially offset by the effect of higher prices, US$117 million. The contraction in revenues determined by the performance of shipments was more significant in iron ore, US$278 million, nickel, US$200 million, and copper, US$28 million. Price increases affected positively the sales revenues of pellets, US$43 million, copper, US$67 million and aluminum products, US$58 million.
Sales of ferrous minerals represented 63.5% of this quarter’s operating revenue, as against 28.2% for non-ferrous minerals. Logistics services reached 4.6%, coal 2.1% and other products 1.6%.
Sales to Europe increased their share to 20.4% of total revenues in 4Q09 from 17.7% in 3Q09, which is explained by the rise of iron ore and pellet shipments to the region. Asia continued to be the main destination of our sales, although its share declined to 51.4% in 4Q09 from 56.4% in the previous quarter. The Americas were responsible for 25.1% of total revenues and the rest of the world 3.1%.
On a country basis, China was the leading market in 4Q09, responsible for 30.4% of our revenues, Brazil 18.0%, Japan 13.4%, Germany 7.0%, South Korea 3.1% and the USA 2.5%.

[1]	Mt = million metric tons

US GAAP	4Q09
In 2009, the Asian market was responsible for 56.9% of our revenues, followed by the Americas at 24.0%, Europe 16.9% and the rest of the world with 2.2%.
Table 2 — OPERATING REVENUE BREAKDOWN

US$ million	4Q08	3Q09	4Q09	2008	%	2009	%
Ferrous minerals	4,763	4,370	4,154	23,699	61.5	14,745	61.6
Iron ore	3,537	3,821	3,458	17,775	46.2	12,831	53.6
Pellets	1,024	412	476	4,245	11.0	1,334	5.6
Manganese ore	24	23	64	266	0.7	145	0.6
Ferroalloys	138	93	114	1,073	2.8	353	1.5
Pellet plant operation services	4	5	7	56	0.1	19	0.1
Others	37	16	36	284	0.7	64	0.3
Non-ferrous minerals	2,068	1,991	1,847	12,268	31.9	7,265	30.3
Nickel	851	963	741	5,970	15.5	3,260	13.6
Copper	272	295	328	2,029	5.3	1,131	4.7
Kaolin	45	43	48	209	0.5	173	0.7
Potash	23	118	108	295	0.8	413	1.7
PGMs	39	28	1	401	1.0	135	0.6
Precious metals	22	4	3	112	0.3	62	0.3
Cobalt	37	10	6	211	0.5	41	0.2
Aluminum	332	207	261	1,545	4.0	855	3.6
Alumina	438	322	347	1,470	3.8	1,188	5.0
Bauxite	9	1	4	27	0.1	7	—
Coal	199	138	137	577	1.5	505	2.1
Logistics services	310	318	304	1,607	4.2	1,102	4.6
Railroads	240	239	218	1,303	3.4	838	3.5
Ports	70	79	86	304	0.8	264	1.1
Others	102	76	99	358	0.9	322	1.3
Total	7,442	6,893	6,541	38,509	100.0	23,939	100.0
Table 3 — OPERATING REVENUE BY DESTINATION

US$ million	4Q08	3Q09	4Q09	2008	%	2009	%
North America	685	451	345	4,236	11.0	1,742	7.3
USA	349	253	161	2,466	6.4	832	3.5
Canada	280	193	165	1,517	3.9	886	3.7
Others	56	5	19	253	0.7	24	0.1
South America	1,300	1,215	1,298	7,725	20.1	3,997	16.7
Brazil	1,108	1,068	1,174	6,675	17.3	3,655	15.3
Others	192	147	124	1,050	2.7	342	1.4
Asia	3,215	3,885	3,362	15,761	40.9	13,633	56.9
China	955	2,574	1,987	6,706	17.4	9,003	37.6
Japan	1,352	674	876	4,737	12.3	2,412	10.1
South Korea	456	261	203	1,474	3.8	883	3.7
Taiwan	120	191	163	954	2.5	681	2.8
Others	332	185	133	1,890	4.9	654	2.7
Europe	1,891	1,222	1,335	9,450	24.5	4,036	16.9
Germany	523	292	457	2,511	6.5	1,085	4.5
Belgium	177	74	104	910	2.4	336	1.4
France	126	129	127	815	2.1	336	1.4
UK	184	84	83	1,261	3.3	492	2.1
Italy	254	68	146	821	2.1	335	1.4
Others	627	575	418	3,132	8.1	1,452	6.1
Rest of the World	351	120	201	1,337	3.5	531	2.2
Total	7,442	6,893	6,541	38,509	100.0	23,939	100.0

US GAAP	4Q09
• COSTS
Cost of goods sold (COGS) totaled US$ 13.621 billion in 2009, showing a 22.8% decrease relatively to 2008.
In 4Q09, COGS went up 11.3% to US$ 3.995 billion from US$ 3.591 billion in 3Q09.
Almost half of the COGS increase of US$ 404 million, amounting to US$ 186 million, was determined by the depreciation of the US dollar2.
At the same time, part of the cost rise was explained by expenses related to the preparation for operating at full capacity. This has been reflected, for instance, in an increase of US$ 141 million in outsourced services and the expansion of our labor force by approximately 1,000 employees in 4Q09.
Costs for outsourced services, making up 18.3% of COGS and being its largest contributor, totaled US$ 732 million in 4Q09, compared to US$ 591 million in 3Q09. The cost increase was caused by the higher amount of services (US$ 129 million), mainly related to maintenance and equipment, and the US dollar depreciation (US$ 31 million). On the other hand, lower sales volumes reduced expenses by US$ 19 million.
The main outsourced services were: (a) operational services, US$ 250 million (vs. US$ 143 million in 3Q09), which includes US$ 54 million for ore and waste removal; (b) cargo freight, which accounted for US$ 184 million (vs. US$ 195 million in 3Q09); and (c) maintenance of equipment and facilities, US$ 153 million (vs. US$ 125 million in 3Q09).
Expenses with railroad freight were US$ 138 million, similar to 3Q09, due to iron ore shipments from the Southern System mines. Differently than the Northern and Southeastern Systems where Vale owns and operates an integrated mine-railroad-port structure, in the Southern System iron ore and pellets are carried to our wholly-owned and operated maritime terminals of Guaíba Island and Itaguaí by MRS, a non-consolidated affiliated logistics company. On the other hand, MRS contributed with US$ 65 million to our net earnings via equity income.
Costs with maritime freight services — mainly involving the shipping of bauxite from Trombetas to Barcarena — totaled US$ 30 million and expenses with truck transportation services amounted to US$ 15 million. It is worthwhile noting that these costs do not include freight expenses with iron ore shipping to Asia, which are deducted from gross revenues.
In 4Q09, the cost of materials accounted for 17.7% of COGS. These expenses amounted to US$ 709 million, against US$ 769 million in 3Q09. Lower input prices and sales volumes contributed with a decrease of US$ 87 million and US$ 23 million, respectively. On the other hand, currency price changes contributed to increase costs by US$ 50 million.
The main items were: spare parts and maintenance equipment, US$ 325 million (vs. US$ 282 million in 3Q09), inputs, US$ 240 million (vs. US$ 285 million in 3Q09), tires and conveyor belts, US$ 44 million (vs. US$ 46 million in 3Q09).
Expenses with energy consumption reached US$ 655 million, accounting for 16.4% of COGS. These expenses increased by US$ 59 million compared to 3Q09.
Fuel and gases costs reached US$ 389 million, a US$ 18 million increase compared to 3Q09. US$ 23 million was due to higher fuel and gases prices and additional US$ 23 million to the depreciation of the US dollar, which were partially offset by the level of our activities, US$ 28 million.

[2]	COGS currency exposure in 4Q09 was made up as follows: 72% in Brazilian reais, 10% in Canadian dollars, 14% in US dollars, 1% in Indonesian rupiah and 3% in other currencies.

US GAAP	4Q09
The cost of electricity was US$ 266 million against US$ 225 million in 3Q09, representing a 18.2% quarter-on-quarter increase. Higher consumption contributed with US$ 16 million, currency price changes with US$ 12 million, and higher tariffs with US$ 13 million.
Depreciation and amortization — 16.0% of COGS — amounted to US$ 639 million, against US$ 598 million in 3Q09, being negatively impacted by the effect of exchange rate variations.
Personnel expenses reached US$ 550 million, representing 13.8% of COGS, and increasing by US$ 53 million on a quarter-on-quarter basis.
In November 2009 we settled a two-year agreement with a group of 14 labor unions in Brazil, representing 76% of our total employees. Under the agreement, there was a 7% wage increase in November 2009, which will be followed by another hike of 7% in November 2010. The 7% rise in wages added US$ 13 million to the personnel costs in 4Q09, a bonus granted at the agreement with the unions produced an one-off effect of US$ 35 million, the hiring of new employees contributed with US$ 6 million and other factors, such as promotions and payment for extra working hours, with US$ 17 million.
The cost of purchasing products from third parties amounted to US$ 238 million — 6.0% of COGS — against US$ 152 million in 3Q09.
The cost of purchasing iron ore and pellets was US$ 75 million, against US$ 32 million in 3Q09. The volume of iron ore bought from smaller miners came to 1.2 Mt in 4Q09, the highest quarterly volume in 2009, compared with 620,000 metric tons in 3Q09. Purchases of iron ore peaked in 2005, when they reached 15.3 Mt, starting to decline thereafter to achieve a low in 2009, when they totaled 3.1 Mt.
The acquisition of pellets from joint ventures amounted to 740,000 metric tons in this quarter — against 240,000 in 3Q09.
The purchase of nickel products reached US$ 78 million, against US$ 31 million in 3Q09. Due to the stoppage of the Sudbury and Voisey Bay operations, we have increased the purchases of both intermediate and finished nickel products.
Purchases of aluminum totaled US$ 22 million in 4Q09, against US$ 15 million in the 3Q09, involving ingots and scrap used as inputs to feed the Valesul production of billets for extrusion.
The cost with shared services — which reflects the cost of our shared services organization to provide services to the rest of the company — reached US$ 70 million, in line with the 3Q09 level of US$ 68 million. The decrease due to the lower level of activities was more than offset by the depreciation of the US dollar.
Other operational costs reached US$ 402 million, compared to US$ 320 million in 3Q09. Among other items, the main sources of increase were demurrage charges and the provision for profit sharing.
In 4Q09, demurrage costs — fines paid for delays in loading ships at our maritime terminals - totaled US$ 40 million, equivalent to US$ 0.68 per metric ton of iron ore shipped, against US$ 22 million in the previous quarter, or US$ 0.33 per metric ton.
Sales, general and administrative expenses (SG&A) came to US$ 378 million, against US$ 289 million in the previous quarter. The quarter-over-quarter increase is mainly explained by higher personnel costs and the effect of the US dollar depreciation in our administrative costs.
Research and development (R&D) expenses, which reflect our investment to create long-term growth opportunities, amounted to US$ 296 million3 in the quarter, compared to US$ 231 million invested in 3Q09. The R&D expenses in this quarter were the highest in 2009 and the second largest quarterly expense in the decade, signaling our commitment to develop and search growth options.

[3]
This is an accounting figure. In the Investment section of this press release, we disclose a figure of US$ 309 million for research & development, computed in accordance with financial disbursements in 4Q09.

US GAAP	4Q09
Other operational expenses reached US$ 561 million, against US$ 302 million in 3Q09. The main item of this increase was the one-off impact of recognizing US$ 110 million of contingencies chiefly related to revision of prognosis for lawsuits in Brazil.
Expenses related to idle capacity and stoppage of operations totaled US$ 245 million against US$ 262 million in 3Q09. US$ 236 million of the 4Q09 expenses were due to the idling of Canadian nickel operations, compared to US$ 209 million in 3Q09. The restart of some ferrous minerals operations led to a US$ 44 million decline in this expenses item.
Severance payments decreased to US$ 10 million, compared to US$ 16 million in 3Q09.
Table 4 — COGS BREAKDOWN

US$ million	4Q08	3Q09	4Q09	2008	%	2009	%
Outsourced services	591	591	732	2,880	16.3	2,264	16.6
Material	590	769	709	2,900	16.4	2,698	19.8
Energy	610	596	655	2,920	16.6	2,121	15.6
Fuel and gases	379	371	389	1,842	10.4	1,277	9.4
Electric energy	231	225	266	1,078	6.1	844	6.2
Acquisition of products	372	152	238	2,216	12.6	743	5.5
Iron ore and pellets	206	32	75	1,179	6.7	155	1.1
Aluminum products	77	77	68	318	1.8	279	2.1
Nickel products	84	31	78	606	3.4	271	2.0
Other products	5	12	17	114	0.6	38	0.3
Personnel	487	497	550	2,139	12.1	1,939	14.2
Depreciation and exhaustion	541	598	639	2,664	15.1	2,332	17.1
Shared services	46	68	70	215	1.2	251	1.8
Others	283	320	402	1,709	9.7	1,274	9.4
Total	3,520	3,591	3,995	17,641	100.0	13,621	100.0
• OPERATING PROFIT
In 4Q09, operating profit, as measured by adjusted EBIT, totaled US$ 1.103 billion, dropping relatively to 3Q09, when it came to US$ 2.293 billion.
The combined effect of lower sales volumes (US$ 455 million), higher SG&A and other expenses (US$ 348 million) and input prices (US$ 231 million) were the main factors underlying the fall of US$ 1.190 billion in adjusted EBIT in 4Q09.
Adjusted EBIT margin was 17.4%, against 34.2% in 3Q09. In 2009, adjusted EBIT margin came to 26.0%, against 41.9% reached in 2008.
• NET EARNINGS
In 4Q09, net earnings reached US$ 1.519 billion, compared to US$ 1.677 billion in the previous quarter. Earnings per share, on a fully diluted basis, were US$ 0.28 against US$ 0.31 in 3Q09.
In addition to the decrease in operating income, the swing of the net financial result by US$ 298 million contributed to lower net earnings in 4Q09.
Financial revenues totaled US$ 65 million in 4Q09, versus US$ 98 million in 3Q09. Financial expenses reached US$ 548 million, with a US$ 118 million increase compared to the previous quarter.

US GAAP	4Q09
The mark-to-market of the shareholders debentures due to their higher prices led to US$ 54 million charge in financial expenses.
The net effect of fair value accounting of transactions with derivatives implied an increase of US$ 296 million in our accounting results, against US$ 341 million in 3Q09. These transactions produced a net positive cash flow impact of US$ 48 million.
The net result of the currency and interest rate swaps, structured mainly to convert the BRL-denominated debt into US dollar to protect our cash flow from currency price volatility, produced a positive effect of US$ 198 million in 4Q09, of which US$ 91 million generated a positive impact on the cash flow.
Our positions with nickel derivatives produced a negative charge of US$ 5 million in 4Q09 against net earnings, contributing to reduce our cash flow by the same amount.
Derivative transactions related to bunker oil and freight costs, structured to minimize the volatility of the cost of maritime freight from Brazil to Asia, had a positive impact of US$ 118 million and a positive cash effect of US$ 19 million.
Exchange rate and monetary variation caused a positive impact of US$ 17 million, against US$ 119 million registered in 3Q09. A more moderate depreciation of the USD against our functional currency, the Brazilian real — 2.1% in 4Q09 against 8.9% in 3Q09 — contributed to soften the effect of exchange and monetary variations in our results.
In this quarter, we had accounting losses of US$ 190 million arising mainly from the provision of the sale of Valesul’s aluminum assets (US$ 85 million), and the write-down of the investment in two projects, Barcarena power plant (US$ 70 million), and Copper Cliff Deep (US$ 35 million).
In 2009 income tax provisions came to US$ 2.1 billion. However, an income tax credit was accrued in 4Q09 due to the reduction in the tax base derived chiefly from the lower pre-tax income level and tax incentives from the payment of interest on equity.
During 2009, we adopted a quarterly regime for income tax accounting and payment. Under this regime, up to thirty days after the end of each quarter, the company must formally file its income tax form and proceed with the tax payment or tax credit — similarly to customary year-end income tax declaration. The shorter period of tax calculation under this regime has produced some volatility in income tax figures when compared with the annual regime.
Equity income amounted to US$ 71 million, below the US$ 155 million obtained in 3Q09.
The non-consolidated affiliates in the logistics business contributed with US$ 65 million, ferrous minerals with US$ 39 million and coal with US$ 15 million, while non-ferrous minerals and steel had a negative contribution.
Individually, the greatest contributors to equity income were MRS (US$ 65 million) and Samarco (US$ 58 million).
• CASH GENERATION
Cash generation, as measured by the adjusted EBITDA, reached US$ 2.145 billion in 4Q09, US$ 869 million below 3Q09 figure, due to the decline of operating income. This effect was partially offset by the dividends received from non-consolidated affiliates in this quarter (US$ 243 million), since no dividend was received in 3Q09.
In 2009, adjusted EBITDA totaled US$ 9.165 billion, against US$ 19.018 billion in 2008.

US GAAP	4Q09
The ferrous minerals business increased its share on Vale’s total adjusted EBITDA to 97.9% from 87.0% in the previous quarter, as a consequence of the lower adjusted EBITDA generated by other businesses. The non-ferrous minerals business was responsible for 15.8% of the total, while logistics accounted for 2.7%. R&D expenditures reduced the total adjusted EBITDA by 13.8%, while coal and other business by 1.3% each.
Table 5 — QUARTERLY ADJUSTED EBITDA

US$ million	4Q08	3Q09	4Q09	2008	2009
Net operating revenues	7,255	6,706	6,333	37,426	23,311
COGS	(3,520)	(3,591)	(3,995)	(17,641)	(13,621)
SG&A	(708)	(289)	(378)	(1,748)	(1,130)
Research and development	(295)	(231)	(296)	(1,085)	(981)
Other operational expenses	(719)	(302)	(561)	(1,254)	(1,522)
Adjusted EBIT	2,013	2,293	1,103	15,698	6,057
Depreciation, amortization & exhaustion	568	721	799	2,807	2,722
Dividends received	116	—	243	513	386
Adjusted EBITDA	2,697	3,014	2,145	19,018	9,165
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA

US$ million	4Q08	3Q09	4Q09	2008	2009
Ferrous minerals	2,524	2,623	2,101	13,887	8,395
Non-ferrous minerals	236	508	338	5,322	1,414
Logistics	92	118	57	631	295
Coal	94	(9)	(28)	178	(1)
Others	(249)	(226)	(323)	(1,000)	(938)
Total	2,697	3,014	2,145	19,018	9,165
• DEBT INDICATORS
Vale enjoys an outstanding financial position, underpinned by its powerful cash flow, large cash holdings, availability of credit lines and low-risk debt portfolio.
As of December 31, 2009, our total debt was US$ 22.880 billion, with an average maturity of 9.17 years and an average cost of 5.31% per year. Debt amortization in 2010 will be US$ 2.7 billion.
Net debt(c) on December 31, 2009, was US$ 11.840 billion, against US$ 8.146 billion on September 30, 2009.
As of December 31, 2009, our cash holdings amounted to US$ 11.040 billion, including US$ 3.7 billion invested in liquid low-risk fixed income securities with maturities ranging from 91 to 360 days, averaging 116 days.
In November 2009, we issued US$ 1.0 billion of a 30-year note due in 2039, with a coupon rate of 6.875% per year, spread of 265 basis points over U.S. Treasuries and yield to maturity of 6.99%.
US$ 525 million were withdrawn in 4Q09 from the long-term committed credit line extended by BNDES, the Brazilian national development bank, to finance part of our project development.
Vale has signed a US$ 300 million export facility agreement, through its Indonesian subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions using credit insurance provided by Nippon Export and Investment Insurance (NEXI). The proceeds will be used to finance the construction of the Karebbe hydroelectric power plant on the Larona river, on the island of Sulawesi, Indonesia.

US GAAP	4Q09
Debt leverage, as measured by total debt/LTM adjusted EBITDA(d) ratio, went up to 2.5x on December 31, 2009 from 2.2x on September 30, 2009. The higher leverage reflects the effect of the global recession on our financial performance. At this point of the economic cycle as the recovery did not feed yet into the last twelve month cash flow generation, we deem our current debt leverage to be at an appropriate level.
The total debt/enterprise value(e) ratio was 14.4% on December 31, 2009, against 16.7% on September 30, 2009.
Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment(f) ratio, came to 8.2x from 8.5x on September 30, 2009.
Considering hedge positions, 36% of total debt on December 31, 2009, was linked to floating interest rates and 64% to fixed interest rates, while 97% was denominated in US dollars and the remainder in other currencies
Table 7 — DEBT INDICATORS

US$ million	4Q08	3Q09	4Q09
Total debt	18,245	21,166	22,880
Net debt	5,606	8,146	11,840
Total debt / adjusted LTM EBITDA (x)	1.0	2.2	2.5
Adjusted LTM EBITDA / LTM interest expenses (x)	15.0	8.5	8.2
Total debt / EV (%)	27.0	16.7	14.4
• INVESTMENTS
Vale invested US$ 3.049 billion, excluding acquisitions, in 4Q09. Capital expenditure in organic growth totaled US$ 2.231 billion, out of which US$ 1.923 billion was dedicated to project execution, US$ 309 million to research and development (R&D) and US$ 817 million to the maintenance of existing operations.
R&D investments in 4Q09 comprised US$ 163 million spent in the mineral exploration program, US$ 118 million in conceptual, pre-feasibility and feasibility studies, and US$ 27 million to develop new processes, technological innovations and adaptation of technologies. Investments of US$ 88 million in natural gas exploration represented 54% of the expenditure with our exploration program in 4Q09.
Investments — excluding acquisitions — in 2009 achieved US$ 9.013 billion, with US$ 5.845 billion allocated to the development of projects, US$ 1.010 billion to R&D and US$ 2.157 billion to stay-in-business. Investments in corporate social responsibility reached US$ 796 million, US$ 580 million of which destined for environmental protection and US$ 216 million for social projects.
In 2009, expenditures to fund acquisitions reached US$ 3.734 billion, US$ 784 million being executed in the last quarter of the year. The main acquisitions during the year were: Rio Colorado and Regina potash projects (US$ 857 million), Corumbá iron ore assets (US$ 814 million), Colombian coal assets (US$ 306 million), African copper properties (US$ 65 million), the second installment of the concession of Ferrovia Norte Sul (US$ 216 million) and a capital infusion of US$ 1.442 billion into ThyssenKrupp CSA, a steel project, to increase our stake to 26.87% from 10%.
On the other hand, divestitures in 2009 totaled US$ 450 million, of which US$ 89 million in the last quarter of the year. In 4Q09 we sold three non-core small downstream nickel assets: Jinco Nonferrous Metals Co. (US$ 6.5 million), International Metals Reclamation Company (US$ 34 million) and Inco Advanced Technology Materials (US$ 6 million). These companies produced very specific nickel products with low profitability.
In January 2010, Valesul Alumínio S.A. (Valesul), our wholly-owned subsidiary, entered into an agreement to sell its aluminum assets, located in the state of Rio de Janeiro, Brazil, for US$ 31.2 million.

US GAAP	4Q09
In the same month, we agreed to sell mineral rights of manganese and iron ore as well as all the related properties in the state of Bahia, Brazil, for US$ 16 million. In addition, we sold three small-sized hydroelectric power plants (PCHs), which used to supply part of the energy to our ferroalloy plants in Minas Gerais and were shut down, for US$ 20 million. These transactions aim to optimize our manganese asset base.
As part of our portfolio management, we have entered into preliminary negotiations with the intention to sell our subsidiary PPSA, a kaolin producer.
In 2009, we continued to develop organic growth opportunities through the implementation of world-class projects. The Southeastern Corridor project, which comprises the expansion of the Vitória a Minas Railroad (EFVM) and the port of Tubarão, increasing the logistics capacity to support the operation of our integrated system, was concluded in 4Q09.
The expansion of the Carborough Downs underground coal mine, in Central Queensland, Australia, started to be implemented, with the installation of the longwall and the expansion of the coal handling and preparation plant (CHPP). The project will allow the mine to achieve a capacity of 4.8 million metric tons in 2011.
Investments in the non-ferrous minerals business in 4Q09 were US$ 983 million due to the various projects being in a late stage of development — Onça Puma, Goro, Salobo, Tres Valles, Bayóvar. US$ 843 million was spent on the ferrous minerals business, US$ 663 million on logistics, US$ 203 million on energy (power generation and natural gas exploration), US$ 199 million on coal, US$ 26 million on steel projects and US$ 132 million was invested in corporate activities and other business segments.
The distribution of investments by business segment in 2009 was: non-ferrous minerals US$ 3.144 billion, ferrous minerals US$ 2.124 billion, logistics US$ 1.985 billion, energy US$ 688 million (US$ 258 million with natural gas exploration), coal US$ 564 million, steel US$ 184 million and others US$ 324 million.
For more details about the projects and capex budget for 2010, please see the press release “Vale to invest US$ 12.9 billion in 2010” available at our website, www.vale.com / Investors / Press Releases Capex.
Table 8 — TOTAL INVESTMENT BY CATEGORY

US$ million	4Q09%		2009	%
Organic growth	2,232	73.2	6,855	76.1
Projects	1,923	63.1	5,845	64.9
R&D	309	10.1	1,010	11.2
Stay-in-business	817	26.8	2,157	23.9
Total	3,049	100.0	9,013	100.0

US GAAP	4Q09
Table 9 — TOTAL INVESTMENT BY BUSINESS AREA

US$ million	4Q09%		2009	%
Ferrous minerals	843	27.6	2,124	23.6
Non-ferrous minerals	983	32.3	3,144	34.9
Logistics	663	21.7	1,985	22.0
Coal	199	6.5	564	6.3
Power generation	203	6.7	688	7.6
Steel	26	0.9	184	2.0
Others	132	4.3	324	3.6
Total	3,049	100.0	9,013	100.0
•	Description of the main projects

		Executed	Budget
		US$ million
Business	Project	2009	2010	Total	Status
Ferrous Minerals/Logistics	Carajás - Additional 30 Mtpy	384	480	2,478	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. Start-up planned for 1H12, depending on concession of environmental licenses.

	Carajás - Additional 10 Mtpy	45	90	290	This project will add 10 Mtpy of iron ore to current capacity. It involves investment in the overhauling of a dry plant and the acquisition of a new one. Start-up expected for 1H10.

	Carajás Serra Sul (mine S11D)	213	1,126	11,297	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will have a capacity of 90 Mtpy. Completion is scheduled for 2H13, subject to obtaining the environmental licenses. The project is still subject to approval by the Board of Directors.

	Apolo	9	38	2,509	Project in the Southeastern System with a production capacity of 24 Mtpy of iron ore. Start-up expected for 1H14. The project is still subject to approval by the Board of Directors.

	Conceição - Itabiritos	—	184	1,170	This project in the Southeastern System will add 12 Mtpy of iron ore to current capacity. It involves investment in a new concentration plant, which will receive ROM from the Conceição mine. Start-up expected for 2H12. The project is still subject to approval by the Board of Directors.

US GAAP	4Q09

		Executed	Budget
		US$ million
Business	Project	2009	2010	Total	Status
	Vargem Grande - Itabiritos	—	79	975	This project in the Southern System will add 10 Mtpy of iron ore to current capacity. It involves investment in a new iron ore treatment plant, which will receive low grade iron ore from the Aboboras mine. Start-up expected for 2H12. The project is still subject to approval by the Board of Directors.

	Tubarão VIII	208	122	636	Pelletizing plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Start-up scheduled for 2H12.

	Oman	344	484	1,356	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mtpy of direct reduction pellets and a distribution center with capacity to handle 40 Mtpy. Start-up planned for 2H10.

	Teluk Rubiah	—	98	900	It involves the construction of a maritime terminal that will be able to receive 400,000 dwt vessels and a distribution center with a capacity to handle up to 30 million metric tons of iron ore in this first phase, and the possibility to expand it up to 90 million metric tons in the future. Start-up is planned for 1H13. The project is subject to approval by the Board of Directors.

Non-Ferrous Minerals	Onça Puma	486	510	2,297	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form, its final product. Start-up expected for 2H10.

	Totten	56	146	362	Mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and conclusion planned for 1H11.

	Long-Harbour	—	441	2,821	Nickel processing facility in the province of Newfoundland and Labrador, Canada, to produce 50,000 metric tons of finished nickel per year, together with up to 5,000 metric tons of copper and 2,500 metric tons of cobalt, using the ore from the Ovoid mine in our Voisey’s Bay mining site. The start-up is scheduled for 1H13.

	Salobo	436	600	1,808	The project will have a production capacity of 127,000 metric tons of copper in concentrate. Project implementation under way and civil engineering has started. Conclusion of work scheduled for 2H11.

	Salobo expansion (Salobo II)	2	66	1,025	The project will expand the Solobo mine annual production capacity from 127,000 to 254,000 metric tons of copper in concentrate. Conclusion is estimated for 2H13.

	Tres Valles	52	27	102	Located in the Coquimbo region in Chile, with an annual production capacity of 18,000 metric tons of copper cathode. Conclusion expected for 1H10.

US GAAP	4Q09

		Executed	Budget
		US$ million
Business	Project	2009	2010	Total	Status
	Konkola North	—	50	145	Located in the Zambian copper belt, this is an open-pit mine and will have an estimated nominal production capacity of 44,000 tpy of copper in concentrate. This project is part of our 50/50 joint venture with ARM in Africa. Project conclusion is scheduled for 2013. This project is subject to Board approval.

	Bayóvar	296	219	479	Open pit mine in Peru with nominal capacity of 3.9 million metric tons per year of phosphate rock. Project under implementation with conclusion scheduled for 2H10.

	Rio Colorado	—	304	4,118	The project includes the development of a mine with an initial nominal capacity of 2.4 Mtpy of potash - KCl, with potential for a future expansion to 4.35 Mtpy, construction of a railway spur of 350 km, port facilities and a power plant. Start-up is expected to take place in the 2H13. This project is subject to Board approval.

	CAP	31	60	2,200	The new alumina refinery will be located in Barcarena, in the Brazilian state of Pará. The plant will have a production capacity of 1.86 Mtpy of alumina, with potential for future expansion to produce up to 7.4 Mtpy. Completion is expected in 2H13.

	Paragominas III	8	—	487	Paragominas III will add 4.95 Mtpy of bauxite to existing capacity, with completion scheduled for 2H13.

Coal	Moatize	302	595	1,322	This project is located in Mozambique and will have a production capacity of 11 million tons, of which 8.5 million tons of metallurgical coal and 2.5 million tons of thermal coal. Completion is scheduled for 2H11.

Energy	Estreito	284	186	703	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil. Has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.

	Karebbe	53	126	410	Karebbe hydroelectric power plant in Sulawesi, Indonesia, aims to supply 90 MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel. Work started and main equipment purchased. Scheduled to start-up in 2H11.

	Biofuels	—	55	305	Consortium with Biopalma to invest in biodiesel to supply our mining and logistics operations in the Northern region of Brazil, using the B20 mix (20% of biodiesel and 80% of ordinary diesel), from 2014 onwards. Vale’s stake in the consortium is 41%. The oil production related to our stake will be used to feed our own biodiesel plant, with estimated capacity of 160,000 metric tons of biodiesel per year.

US GAAP	4Q09
•	PERFORMANCE OF THE BUSINESS SEGMENTS

•	Ferrous minerals
Shipments of iron ore and pellets in 4Q09 reached 68.410 Mt, 6.2% below the previous quarter. Sales volumes of iron ore were 61.909 Mt, showing a 7.3% decrease compared to 3Q09, while pellets sales amounted to 6.501 Mt, increasing 5.5% against 3Q09 figures.
The performance of iron ore shipments in 4Q09 reflects two factors: (a) restrictions on production caused by the early beginning of the rainy season in Brazil and maintenance issues at Carajás; (b) stoppages in ship loading determined by maintenance of the car dumpers at the Ponta da Madeira maritime terminal. However, it is important to note that these supply restrictions are short lived contrasting with the expansionary behavior of the global demand, which is expected to last for a long period of time.
The total volume of iron ore and pellets sold in 2009 reached 247.261 Mt, against 296.241 Mt in 2008, a decrease explained by the significant fall in iron ore demand during the first half of last year.
Shipments to China, the main destination of our iron ore sales, amounted to 30.316 Mt in 4Q09, which represents 44.3% of our total sales, compared to a share of 54.6% in 3Q09. The drop vis-à-vis 3Q09 was a consequence of the recovery of the demand for iron ore in other regions, which meant an increase in our sales to Brazil, Europe and Japan.
In 2009, we attained an all-time high sales volume to China, 140.396 Mt, managing to expand our shipments by 49.0 Mt, 53.6%.
Higher sales to Brazil and Japan in 4Q09, caused an increase in their shares in total shipments to 13.9% and 12.2% respectively. Sales to Europe also continued to grow, and achieved 12.502 million metric tons, or 18.3% of our iron ore and pellets sales. 6.6% was sold to Germany, 3.1% to Italy and 2.8% to France. Despite the improvement in performance, shipments to Europe were still running below the pre-crisis level of approximately 20.0 Mt per quarter.
Revenues generated from the sale of iron ore amounted to US$ 3.458 billion, 9.5% lower than 3Q09, with an average realized price of US$ 55.86 per metric ton, slightly below the average price of US$ 57.23 in 3Q09.
Revenues from pellet shipments were US$ 476 million, 15.5% above the 3Q09 figure. Average sales prices increased 9.5%, to US$ 73.22 per metric ton, from US$ 66.86, due to changes in the mix of products.
It is worthwhile noting that reported revenues are net of the costs of maritime freight, meaning that prices of C&F sales are comparable to average FOB prices. In 4Q09, Vale sold 6.8 million metric tons of iron ore and pellets on a C&F basis, against 22.5 million in 3Q09. Volatility in quarterly C&F shipments is expected and this is due to several factors including the availability of vessels and the preference of our clients.

US GAAP	4Q09
Volumes of manganese ore sold in 4Q09 reached 385,000 metric tons, with a 57.8% increase over 3Q09, at 244,000. Revenues from the sale of manganese ore boosted to US$ 64 million, from US$ 23 million in 3Q09, with an average realized price of US$ 166.23 per metric ton, from US$ 94.26. The sharp increase in prices is related to strong demand from Chinese ferroalloy industry in the period.
Sales of ferroalloy amounted to 64,000 metric tons, in line with 3Q09 sales volume of 65,000. Ferroalloy sales produced revenues of US$ 114 million, against US$ 93 million, with average prices increasing to US$ 1,781.25 from US$ 1,430.77 per metric ton in 3Q09.
The sales of ferrous minerals products — iron ore, pellets, manganese and ferroalloys — produced a total revenue of US$ 4.154 billion in 4Q09, decreasing 4.9% vis-à-vis US$ 4.370 billion in 3Q09.
The adjusted EBIT margin for the ferrous minerals business in 4Q09 was 35.8%, against 53.0% in 3Q09. Adjusted EBIT margin in 2009 was 46.6%, compared to 54.1% in 2008.
In 2009, adjusted EBITDA for the ferrous minerals business totaled US$ 8.395 billion, compared to US$ 13.887 billion in the previous year.
Adjusted EBITDA in 4Q09 amounted to US$ 2.101 billion, being 19.9% lower the US$ 2.623 billion figure for 3Q09.
The reduction of US$ 522 million in 4Q09 vis-à-vis 3Q09 was mainly caused by lower sales volumes (US$ 229 million), higher other operating expenses (US$ 232 million), and COGS increase (US$ 296 million). Other operating expenses increased due to a provision of US$ 110 million for legal contingencies, as described in the Costs section, the rise of US$ 45 million in the provision for profit sharing and the influence of variations in other minor items. The higher COGS was determined by an increase of US$ 126 million in the cost of outsourced services and the effect of the US dollar depreciation, US$ 97 million. On the other hand, dividends received from non-consolidated affiliates in the ferrous minerals business were US$ 230 million against zero in 3Q09.
Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE
VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

‘000 metric tons	4Q08	3Q09	4Q09	2008	%	2009	%
Americas	10,146	9,202	10,965	68,499	23.1	29,013	11.7
Brazil	8,356	7,801	9,512	56,205	19.0	25,191	10.2
Steel mills and pig iron producers	8,356	7,801	8,526	45,585	15.4	24,205	9.8
JVs pellets	—	—	986	10,620	3.6	986	0.4
USA	291	73	—	2,571	0.9	150	0.1
Others	1,499	1,328	1,453	9,723	3.3	3,672	1.5
Asia	28,096	51,594	42,917	141,735	47.8	179,843	72.7
China	13,801	39,838	30,316	91,408	30.9	140,396	56.8
Japan	10,028	6,539	8,342	34,145	11.5	22,500	9.1
South Korea	4,048	3,012	2,436	12,584	4.2	10,909	4.4
Others	219	2,205	1,823	3,598	1.2	6,038	2.4
Europe	12,756	10,901	12,502	72,207	24.4	33,142	13.4
Germany	5,088	3,169	4,484	23,370	7.9	10,797	4.4
United Kingdom	957	560	949	6,860	2.3	4,291	1.7
France	1,198	1,670	1,914	9,157	3.1	4,370	1.8
Belgium	1,290	787	631	7,936	2.7	1,462	0.6
Italy	2,256	869	2,129	8,340	2.8	4,251	1.7
Others	1,967	3,846	2,395	16,544	5.6	7,971	3.2
Rest of the World	3,898	1,233	2,026	13,800	4.7	5,263	2.1
Total	54,896	72,930	68,410	296,241	100.0	247,261	100.0

US GAAP	4Q09
OPERATING REVENUE BY PRODUCT

US$ million	4Q08	3Q09	4Q09	2008	2009
Iron ore	3,537	3,821	3,458	17,775	12,831
Pellet plant operation services	4	5	7	56	19
Pellets	1,024	412	476	4,245	1,334
Manganese ore	24	23	64	266	145
Ferroalloys	138	93	114	1,073	353
Others	37	16	36	284	64
Total	4,763	4,370	4,154	23,699	14,745
AVERAGE SALE PRICE

US$/ metric ton	4Q08	3Q09	4Q09	2008	2009
Iron ore	73.92	57.23	55.86	67.32	55.99
Pellets	145.25	66.86	73.22	131.76	73.75
Manganese ore	393.44	94.26	166.23	350.46	147.06
Ferroalloys	2,603.77	1,430.77	1,781.25	2,709.60	1,395.26
VOLUME SOLD

‘000 metric tons	4Q08	3Q09	4Q09	2008	2009
Iron ore	47,846	66,768	61,909	264,023	229,174
Pellets	7,050	6,162	6,501	32,218	18,087
Manganese ore	61	244	385	759	986
Ferroalloys	53	65	64	396	253
SELECTED FINANCIAL INDICATORS

	4Q08	3Q09	4Q09	2008	2009
Adjusted EBIT margin (%)	51.0	53.0	35.8	54.1	46.6
Adjusted EBITDA (US$ million)	2,524	2,623	2,101	13,887	8,395
• Non-ferrous minerals
Sales of nickel, copper and PGMs were reduced in face of the shutdown of the Sudbury and Voisey Bay operations. Total revenues from non-ferrous minerals reached US$ 1.847 billion in 4Q09, decreasing US$ 144 million relatively to 3Q09. The effect of higher prices — US$ 63 million — was more than offset by the decline in sales volumes, US$ 207 million.
Nickel sales produced revenues of US$ 741 million in 4Q09, against US$ 963 million in 3Q09. Lower volumes were responsible for 90.1% of the reduction in revenues, while sales prices decreased slightly, causing only 9.9% of the fall. Average nickel sales prices were US$ 17,952 per metric ton, versus US$ 18,001 in 3Q09.
Total shipments of finished nickel reached 41,000 metric tons in 4Q09, decreasing by 22.8% against 3Q09. Sales to Asia amounted to 31,000 metric tons, representing 73.7% of the total volume, rising from 66.0% in the previous quarter. North America was responsible for 14.4%, and Europe 10.5%.
Thompson and Sorowako have been operating at full capacity and we are taking steps to resume production at Sudbury and Voisey Bay.
Revenues from sales of bauxite, alumina and aluminum amounted to US$ 612 million, 15.5% higher than in 3Q09, due to sales prices increases and higher shipments.
The average sales price of aluminum was US$ 1,976.92 per metric ton in 4Q09 against US$ 1,798.25 in the previous quarter. The price of alumina, which is mostly indexed to the metal price, rose to US$ 270.46 per metric ton from US$ 247.12 in 3Q09.

US GAAP	4Q09
In 4Q09, we sold 121,000 metric tons of primary aluminum — vs. 105,000 tons in 3Q09 -, and 1.283 Mt - vs. 1.303 Mt in 3Q09 — of alumina4. Despite the fixed nominal capacity of our aluminum smelter, 450,000 metric tons, there is some volatility in shipments on a quarterly basis due to the shipments program.
Copper revenues amounted to US$ 328 million, compared with US$ 295 million in 3Q09 as the effect of the 21.8% increase on average sales prices more than offset the 8.7% decline in volumes sold. Average sales price was US$ 7,125.97 per metric ton in 4Q09, 21.8% above the US$ 5,849.94 for 3Q09.
Due to the sharp fall in production and sales, revenues from the sale of PGMs and cobalt amounted to only US$ 1 million and US$ 6 million, respectively.
Shipments of potash produced revenues of US$ 108 million, against US$ 118 million in the previous quarter. Larger volumes shipped, 266,000 metric tons against 229,000 in 3Q09, partially offset the decline in average sales prices to US$ 406.02 per metric ton in 4Q09 from US$ 515.28 in 3Q09.
Vale is a supplier of potash to the Brazilian market, accounting for an estimated 8% of the local consumption, the remainder being met by imports. Demand for potash in the seaborne market fell in 2009 to its lowest volume in many years as a consequence of the global financial shock. However, demand is expected to show a firm rebound this year.
In 4Q09, kaolin revenues amounted to US$ 48 million, 11.6% higher than 3Q09, influenced mainly by higher sales volumes.
After improving in 3Q09, the adjusted EBIT margin for the non-ferrous minerals business was minus 5.8% in 4Q09, under the burden of idle capacity, reduced sales and the effect of a weaker US dollar.
Adjusted EBITDA for non-ferrous minerals totaled US$ 338 million in 4Q09 versus US$ 508 million in 3Q09.
The decrease of US$ 170 million relative to 3Q09 was mainly a result of lower shipments (US$ 219 million) and the effect of exchange rate variation in our COGS (US$ 53 million), which was partially counterbalanced by higher sales prices (US$ 70 million), and lower costs and expenses (US$ 19 million).

[4]	Since 2Q09 data for volumes of aluminum sales include aluminum billets produced by Valesul in addition to aluminum ingots (primary aluminum) produced by our aluminum smelter, Albras.

US GAAP	4Q09
Table 11 — NON-FERROUS MINERALS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	4Q08	3Q09	4Q09	2008	2009
Nickel	851	963	741	5,970	3,260
Copper	272	295	328	2,029	1,131
Kaolin	45	43	48	209	173
Potash	23	118	108	295	413
PGMs	39	28	1	401	135
Precious metals	22	4	3	111	62
Cobalt	37	10	6	211	41
Aluminum	332	207	261	1,545	855
Alumina	438	322	347	1,470	1,188
Bauxite	9	1	4	27	7
Total	2,068	1,991	1,847	12,268	7,265
AVERAGE SALE PRICE

US$/ metric ton	4Q08	3Q09	4Q09	2008	2009
Nickel	11,926.62	18,000.61	17,951.51	21,662.14	14,596.55
Copper	3,041.35	5,849.94	7,125.97	6,331.07	5,229.39
Kaolin	185.95	211.82	214.29	194.06	216.52
Potash	676.47	515.28	406.02	591.18	521.46
Platinum (US$/oz)	865.27	1,327.66	998.21	1,557.07	1,073.98
Cobalt (US$/lb)	19.68	13.68	13.21	31.01	10.03
Aluminum	2,470.15	1,798.25	1,976.92	2,805.86	1,686.87
Alumina	321.59	247.12	270.46	348.42	226.46
Bauxite	41.67	27.03	33.61	41.47	34.15
VOLUME SOLD

‘000 metric tons	4Q08	3Q09	4Q09	2008	2009
Nickel	71	53	41	276	223
Copper	89	50	46	320	216
Kaolin	242	203	224	1,077	799
Potash	34	229	266	499	792
Precious metals (oz)	597	23	31	2,394	1,287
PGMs (oz)	109	42	2	411	233
Cobalt (metric ton)	853	332	206	3,087	1,854
Aluminum	134	114	130	546	495
Alumina	1,362	1,303	1,283	4,219	5,246
Bauxite	216	37	119	651	205
SELECTED FINANCIAL INDICATORS

	4Q08	3Q09	4Q09	2008	2009
Adjusted EBIT margin (%)	(23.5)	5.1	(5.8)	23.1	(3.6)
Adjusted EBITDA (US$ million)	236.0	508.0	338.0	5,322.0	1,414.0
• Coal
Revenues from coal sales in 4Q09 reached US$ 137 million — US$ 65 million from shipments of thermal coal and US$ 72 million from metallurgical coal being in line with the 3Q09 figure of US$ 138 million. 2009 revenues amounted to US$ 505 million, US$ 299 million originating from metallurgical coal and US$ 205 million from thermal coal.
In 4Q09 total coal shipments reached a quarterly record of 1.871 million metric tons, 9.5% higher than in the previous quarter, at 1.709 million metric tons. Coal shipments in the 4Q09 were comprised of 1.124 Mt of thermal coal — vs. 837,000 in 3Q09 — and 747,000 metric tons of metallurgical coal — vs. 872,000 in 3Q09.

US GAAP	4Q09
The average sale price of metallurgical coal in 4Q09 was US$ 96.67 per metric ton, showing an increase of 3.4% over 3Q09.
The average sale price of thermal coal was US$ 57.47 per metric ton. The sales of our Australian thermal coal were made under contracts with fixed prices and the Colombian coal was sold at spot prices at the beginning of 4Q09, missing the rebound in these prices.
The coal business at Vale can be considered as an infant business, which is at an early stage of development. The scale is very small for a bulk product, we are still ramping up some mines with a large weight in our limited operations — El Hatillo and Carborough Downs — and making several operational and accounting adjustments. Therefore, we see the current performance of the existing assets as part the development of a new business.
The conclusion of the ramp up of the Australian and Colombian assets, the start-up next year of the operation of Moatize, a world-class asset, and the future development of Moatize II will add the size and quality needed to thrive in the coal business.
Table 12 — COAL BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	4Q08	3Q09	4Q09	2008	2009
Thermal coal	38	56	65	120	205
Metallurgical coal	161	82	72	457	299
Total	199	138	137	577	505
AVERAGE SALE PRICE

US$/ metric ton	4Q08	3Q09	4Q09	2008	2009
Thermal coal	93.32	67.42	57.47	85.38	66.60
Metallurgical coal	256.25	93.47	96.67	170.55	115.55
VOLUME SOLD

‘000 metric tons	4Q08	3Q09	4Q09	2008	2009
Thermal coal	402	837	1,124	1,405	3,083
Metallurgical coal	629	872	747	2,682	2,590
SELECTED FINANCIAL INDICATORS

	4Q08	3Q09	4Q09	2008	2009
Adjusted EBIT margin (%)	28.3	(23.2)	(51.1)	17.9	(20.8)
Adjusted EBITDA (US$ million)	94.0	(9.0)	(28.0)	178.0	(1.0)
• Logistics services
Logistics services generated revenues of US$ 304 million in 4Q09, against US$ 318 million in 3Q09.
Revenues from rail transportation of general cargo were US$ 218 million and port services originated US$ 86 million, versus US$ 239 million and US$ 79 million in 3Q09, respectively.
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) - transported 4.815 billion ntk5 of general cargo for clients in 4Q09, against 5.778 billion ntk in the previous quarter.
The main cargoes carried by our railroads in 4Q09 were steel industry inputs and products (36.3%), agricultural products (35.9%), fuels (7.9%), building materials and forestry products (6.0%), and others (13.8%).

[5]	Ntk=net ton kilometers

US GAAP	4Q09
Due to the crop season in Brazil, 4Q09 is seasonally weak quarter in terms of the demand for railroad transportation of general cargo.
Our ports and maritime terminals handled 6.108 million metric tons of general cargo, against 6.199 million in the previous quarter.
The decrease in cargo freight, the costs associated to the integration of the logistics assets of the Corumbá operations and the rise in personnel costs were the main determinants to negatively impact the operating margin.
Adjusted EBITDA reached US$ 57 million in 4Q09, compared to US$ 118 million in 3Q09. On a quarter-on-quarter basis, the effect of higher average sales prices (US$ 16 million) caused by a better mix of cargo was more than offset by higher input prices and expenses (US$ 47 million) and lower volumes (US$ 19 million).
Table 13 — LOGISTICS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	4Q08	3Q09	4Q09	2008	2009
Railroads	240	239	218	1,303	838
Ports	70	79	86	304	264
Total	310	318	304	1,607	1,102
VOLUME SOLD

‘000 metric tons	4Q08	3Q09	4Q09	2008	2009
Railroads (million ntk)	5,883	5,778	4,815	25,966	21,849
SELECTED FINANCIAL INDICATORS

	4Q08	3Q09	4Q09	2008	2009
Adjusted EBIT margin (%)	15.8	26.7	0.0	21.1	10.1
Adjusted EBITDA (US$ million)	92.0	118.0	57.0	631.0	295.0
• FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
• CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on February 11, 2010, at 12:00 am Rio de Janeiro time, 9:00 am US Eastern Standard Time, 2:00 pm GMT time and 3:00 pm Paris time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6341
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/ Investors. A recording will be available on Vale’s website for 90 days from February 11, 2010.

US GAAP	4Q09
• BOX — ON HEDGE ACCOUNTING
Hedge accounting seeks to reflect the results of hedging activities, in particular hedging using derivatives, by reporting the effects of the derivative and risk being hedged in the same period. It allows companies to override the normal accounting treatment for derivatives — fair value accounting through profit or loss — or to adjust the carrying value of assets and liabilities.
Hedge accounting modifies the usual accounting treatment of a hedging instrument and/or a hedged item by changing the timing of recognition of gains and losses on either the hedged item or the hedging instrument to enable gains and losses on the hedging instrument to be recognized in the income statement in the same period as offsetting losses or gains on the hedged item. It is a matching concept. This avoids much of the volatility that would arise if the derivative gains and losses were recognized in the income statement, as required by normal accounting principles.
Derivatives designated as fair value hedging instruments are marked to market and any gain or loss must be recognized in earnings. The change in market value of the hedged item due to the specific risk is also recognized in earnings. The fair value accounting and mark-to-market of transactions with derivatives have the potential to produce volatility in our accounting results, even if there is no impact on cash flow during the same period.
Derivatives designated as cash flow hedging instruments are marked to market and the effective portion of any gain or loss must be reported as a component of other comprehensive income, which affects equity without any effect in the income statement. The accumulated gain or loss is recognized in earnings in the same period or periods in which the hedged item affects earnings.
The distinction between a cash flow hedge and a fair value hedge lies in the hedged item, not in the derivative itself. A fair value hedge is designated to hedge changes in market value whereas a cash flow hedge is designated when the company’s objective is to reduce the cash flow volatility.
According to the rules governing hedge accounting — Statement 133 of the Financial Accounting Standards Board (FASB) — part of our transactions with derivatives are classified as cash flow hedges, as they are intended to mitigate the volatility of future cash flows. Pursuant to the principles of our risk management policy — to support our growth strategy and to enhance financial flexibility seeking cash flow stability — we have decided for the adoption of hedge accounting for certain transactions implemented as part of our cash flow hedging of currency price volatility.
Effectiveness is a measure of the hedging instrument’s ability to offset changes in the fair value or cash flows of the hedged item or transaction.
In order to qualify for hedge accounting treatment, the hedge is expected to be highly effective both at the inception and during the hedge term. Effectiveness must be measured and reported at least every quarter. When a hedge ceases to be highly effective, hedge accounting must be terminated.
The effectiveness is determined through a test in which the change in the fair value of the hedging instrument must remain between 80% to 125% of the opposite change in the fair value of the hedged item.
Given effectiveness, at the liquidation of the hedging instruments accumulated gains or losses are reclassified from comprehensive income to the income statement, then affecting operating income and operating cash flow (and not financial income/expenses).
Our transactions with derivatives were structured in such way as to provide simultaneity of their liquidation with the cash flows we are seeking to hedge against currency price volatility. Thus, the accumulated gains or losses in fair value of the hedging instruments — the derivatives — and changes in cash flow values happen simultaneously, offsetting each other, given that they will have the same magnitude but opposite signals.
As of December 31, 2009, the fair value of the derivatives instruments for protection against currency price volatility designated as hedge accounting was US$ 74 million, registered in other comprehensive income. The notional value of these derivatives transactions was US$ 1.5 billion, maturing in December 2011.

US GAAP	4Q09
• ANNEX 1 — FINANCIAL STATEMENTS
Table 14 — INCOME STATEMENTS

US$ million	4Q08	3Q09	4Q09	2008	2009
Gross operating revenues	7,442	6,893	6,541	38,509	23,939
Taxes	(187)	(187)	(208)	(1,083)	(628)
Net operating revenue	7,255	6,706	6,333	37,426	23,311
Cost of goods sold	(3,520)	(3,591)	(3,995)	(17,641)	(13,621)
Gross profit	3,735	3,115	2,338	19,785	9,690
Gross margin (%)	51.5	46.5	36.9	52.9	41.6
Selling, general and administrative expenses	(708)	(289)	(378)	(1,748)	(1,130)
Research and development expenses	(295)	(231)	(296)	(1,085)	(981)
Others	(719)	(302)	(561)	(1,254)	(1,522)
Impairment	(950)	—	—	(950)	—
Operating profit	1,063	2,293	1,103	14,748	6,057
Financial revenues	247	98	65	602	381
Financial expenses	(399)	(430)	(548)	(1,765)	(1,558)
Gains (losses) on derivatives, net	(586)	341	296	(812)	1,528
Monetary variation	(241)	119	17	364	675
Gains on sale of affiliates	—	73	(190)	80	40
Tax and social contribution (Current)	966	(696)	583	(1,338)	(2,084)
Tax and social contribution (Deferred)	219	(230)	173	803	(16)
Equity income and provision for losses	125	155	71	794	433
Minority shareholding participation	(27)	(46)	(51)	(258)	(107)
Net earnings	1,367	1,677	1,519	13,218	5,349
Earnings per share (US$)	0.26	0.32	0.29	2.66	1.03
Diluted earnings per share (US$)	0.26	0.31	0.28	2.61	1.00
Table 15 — FINANCIAL RESULTS

US$ million	4Q08	3Q09	4Q09	2008	2009
Gross interest	(334)	(206)	(236)	(1,194)	(894)
Debt with third parties	(334)	(206)	(236)	(1,188)	(890)
Debt with related parties	—	—	—	(6)	(4)
Tax and labour contingencies	(23)	(19)	(33)	(99)	(82)
Others	(42)	(205)	(279)	(472)	(582)
Financial expenses	(399)	(430)	(548)	(1,765)	(1,558)
Financial income	247	98	65	602	381
Derivatives	(586)	341	296	(812)	1,528
Exchange and monetary gain (losses), net	(241)	119	17	364	675
Financial result, net	(979)	128	(170)	(1,611)	1,026
Table 16 — EQUITY INCOME BY BUSINESS SEGMENT

US$ million	4Q08	3Q09	4Q09	2008	%	2009	%
Ferrous minerals	83	88	39	546	68.8	272	62.8
Non-ferrous minerals	(12)	10	(39)	28	3.5	(30)	(6.9)
Logistics	93	34	65	133	16.8	143	33.0
Coal	(2)	21	14	62	7.8	56	12.9
Steel	(35)	2	(8)	29	3.7	(8)	(1.8)
Others	(2)	—	0	(4)	(0.5)	0	0
Total	125	155	71	794	100.0	433	100.0

US GAAP	4Q09
Table 17 — BALANCE SHEET

US$ million	12/31/2008	9/30/2009	12/31/2009
Assets
Current	23,238	23,148	21,294
Long-term	5,017	7,494	7,590
Fixed	51,737	70,115	73,395
Total	79,992	100,757	102,279
Liabilities
Current	7,237	8,743	9,181
Long term	28,307	32,670	33,332
Shareholders’ equity	44,448	59,344	59,766
Paid-up capital	24,241	24,232	24,250
Reserves	16,446	29,511	29,882
Non controlling interest	1,892	2,798	2,831
Mandatory convertible notes	1,869	2,803	2,803
Total	79,992	100,757	102,279

US GAAP	4Q09
Table 18 — CASH FLOW

US$ million	4Q08	3Q09	4Q09	2008	2009
Cash flows from operating activities:
Net income	1,394	1,723	1,570	13,476	5,456
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	568	721	799	2,807	2,722
Dividends received	116	0	243	513	386
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(125)	(155)	(71)	(794)	(433)
Deferred income taxes	(219)	230	(173)	(803)	16
Impairment	950	0	0	950	0
Loss on sale of property, plant and equipment	10	93	113	376	293
Gain on sale of investment	0	(73)	190	(80)	(40)
Exchange and monetary losses	740	(184)	(37)	451	(1,095)
Net unrealized derivative losses	649	(329)	(248)	809	(1,382)
Minority interest	0	0	0	0	0
Net interest payable	(3)	24	2	116	(25)
Others	17	59	(5)	(3)	20
Decrease (increase) in assets:
Accounts receivable	1,615	(373)	327	(466)	616
Inventories	(43)	441	(128)	(467)	530
Recoverable taxes	(144)	(272)	(791)	(263)	108
Others	(27)	(93)	(277)	21	(455)
Increase (decrease) in liabilities:
Suppliers	200	(108)	559	703	121
Payroll and related charges	(25)	128	108	1	159
Income tax	119	522	(696)	(140)	(234)
Others	501	140	(74)	(93)	373
Net cash provided by operating activities	6,293	2,494	1,411	17,114	7,136
Cash flows from investing activities:
Short term investments	(1,674)	(1,562)	815	(2,308)	(1,439)
Loans and advances receivable	39	(117)	(18)	6	(199)
Guarantees and deposits	(71)	(24)	(55)	(133)	(132)
Additions to investments	(19)	(712)	(806)	(128)	(1,947)
Additions to property, plant and equipment	(3,689)	(1,645)	(2,755)	(8,972)	(8,096)
Proceeds from disposals of investment	0	171	158	134	606
Net cash used to acquire subsidiaries	0	(802)	0	0	(1,952)
Net cash used in investing activities	(5,414)	(4,691)	(2,661)	(11,401)	(13,159)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(124)	49	(56)	(235)	31
Loans	33	(135)	1	34	(357)
Long-term debt	253	1,086	1,537	1,890	3,104
Mandatorily convertibles	0	934	0	0	934
Repayment of long-term debt	(65)	(97)	(48)	(1,130)	(307)
Treasury stock	(752)	1	0	(752)	(9)
Capital increase	0	0	0	12,190	0
Interest attributed to shareholders	(1,600)	0	(1,469)	(2,850)	(2,724)
Dividends to minority interest	(56)	0	(47)	(143)	(47)
Net cash used in financing activities	(2,311)	1,838	(82)	9,004	625
Increase (decrease) in cash and cash equivalents	(1,432)	(359)	(1,332)	14,717	(5,398)
Effect of exchange rate changes on cash and cash equivalents	(2,863)	625	167	(5,432)	2,360
Cash and cash equivalents, beginning of period	14,626	8,192	8,458	1,046	10,331
Cash and cash equivalents, end of period	10,331	8,458	7,293	10,331	7,293
Cash paid during the period for:
Interest on short-term debt	0	(1)	0	(11)	(1)
Interest on long-term debt	(314)	(236)	(289)	(1,255)	(1,113)
Income tax	(149)	(130)	(973)	(2,867)	(1,331)
Non-cash transactions
Interest capitalized	185	74	77	230	266

US GAAP	4Q09
• ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
Table 19 — VOLUME SOLD — MINERALS AND METALS

‘000 metric tons	4Q08	3Q09	4Q09	2008	2009
Iron ore	47,846	66,768	61,909	264,023	229,174
Pellets	7,050	6,162	6,501	32,218	18,087
Manganese ore	61	244	385	759	986
Ferroalloys	53	65	64	396	253
Nickel	71	53	41	276	223
Copper	89	50	46	320	216
Kaolin	242	203	224	1,077	799
Potash	34	229	266	499	792
Precious metals (oz)	597	23	31	2,394	1,287
PGMs (oz)	109	42	2	411	233
Cobalt (metric ton)	853	332	206	3,087	1,854
Aluminum	134	114	130	546	495
Alumina	1,362	1,303	1,283	4,219	5,246
Bauxite	216	37	119	651	205
Thermal coal	402	837	1,124	1,405	3,083
Metallurgical coal	629	872	747	2,682	2,590
Railroads (million ntk)	5,883	5,778	4,815	25,966	21,849
Table 20 — AVERAGE SALE PRICES

US$/ton	4Q08	3Q09	4Q09	2008	2009
Iron ore	73.92	57.23	55.86	67.32	55.99
Pellets	145.25	66.86	73.22	131.76	73.75
Manganese ore	393.44	94.26	166.23	350.46	147.06
Ferroalloys	2,603.77	1,430.77	1,781.25	2,709.60	1,395.26
Nickel	11,926.62	18,000.61	17,951.51	21,662.14	14,596.55
Copper	3,041.35	5,849.94	7,125.97	6,331.07	5,229.39
Kaolin	185.95	211.82	214.29	194.06	216.52
Potash	676.47	515.28	406.02	591.18	521.46
Platinum (US$/oz)	865.27	1,327.66	998.21	1,557.07	1,073.98
Cobalt (US$/lb)	19.68	13.68	13.21	31.01	10.03
Aluminum	2,470.15	1,798.25	1,976.92	2,805.86	1,686.87
Alumina	321.59	247.12	270.46	348.42	226.46
Bauxite	41.67	27.03	33.61	41.47	34.15
Thermal coal	93.32	67.42	57.47	85.38	66.60
Metallurgical coal	256.25	93.47	96.67	170.55	115.55
Table 21 — OPERATING MARGINS BY SEGMENT (EBIT ADJUSTED MARGIN)

%	4Q08	3Q09	4Q09	2008	2009
Ferrous minerals	51.0	53.0	35.8	54.1	46.6
Non-ferrous minerals	(23.5)	5.1	(5.8)	23.1	(3.6)
Logistics	15.8	26.7	0.0	21.1	10.1
Coal	28.3	(23.2)	(51.1)	17.9	(20.8)
Total	27.7	34.2	17.4	41.9	26.0
Table 22 — ADJUSTED EBITDA BY BUSINESS AREA

US$ million	4Q08	3Q09	4Q09	2008	2009
Ferrous minerals	2,524	2,623	2,101	13,887	8,395
Non-ferrous minerals	236	508	338	5,322	1,414
Logistics	92	118	57	631	295
Coal	94	(9)	(28)	178	(1)
Others	(249)	(226)	(323)	(1,000)	(938)
Total	2,697	3,014	2,145	19,018	9,165

US GAAP	4Q09
• ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT

US$ million	4Q08	3Q09	4Q09	2008	2009
Net operating revenues	7,255	6,706	6,333	37,426	23,311
COGS	(3,520)	(3,591)	(3,995)	(17,641)	(13,621)
SG&A	(708)	(289)	(378)	(1,748)	(1,130)
Research and development	(295)	(231)	(296)	(1,085)	(981)
Other operational expenses	(719)	(302)	(561)	(1,254)	(1,522)
Adjusted EBIT	2,013	2,293	1,103	15,698	6,057
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	4Q08	3Q09	4Q09	2008	2009
Operational cash flow	6,293	2,494	1,411	17,114	7,136
Income tax	(966)	696	(583)	1,338	2,084
FX and monetary losses	(499)	65	20	(839)	420
Financial expenses	741	(33)	185	1,883	(326)
Net working capital	(2,196)	(385)	972	704	(1,218)
Other	(676)	177	140	(1,182)	1,069
Adjusted EBITDA	2,697	3,014	2,145	19,018	9,165
(c) Net debt
RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	4Q08	3Q09	4Q09	2008	2009
Total debt	18,245	21,166	22,880	18,245	22,880
Cash and cash equivalents	12,639	13,020	11,040	12,639	11,040
Net debt	5,606	8,146	11,840	5,606	11,840
(d) Total debt / LTM Adjusted EBITDA

US$ million	4Q08	3Q09	4Q09	2008	2009
Total debt / LTM Adjusted EBITDA (x)	1.0	2.2	2.5	1.0	2.5
Total debt / LTM operational cash flow (x)	1.1	1.8	3.2	1.1	3.2
(e) Total debt / Enterprise value

US$ million	4Q08	3Q09	4Q09	2008	2009
Total debt / EV (%)	27.03	16.70	14.42	27.03	14.42
Total debt / total assets (%)	22.81	21.01	22.37	22.81	22.37
Enterprise value = Market capitalization + Net debt
(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	4Q08	3Q09	4Q09	2008	2009
LTM adjusted EBITDA / LTM interest payments (x)	15.02	8.53	8.23	15.02	8.23
LTM operational profit / LTM interest payments (x)	12.40	6.12	5.44	12.40	5.44

US GAAP	4Q09
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: February 10, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations